SEC FILE NUMBER 000-50563

CUSIP NUMBER 057465106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): □ Form 10-K	□ Form 20-F	□ Form 11-K	x Form 10-Q	□ Form 10-D □ Form N-SAR

□ Form N-CSR

For Period Ended: July 28, 2012
☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR
☐           For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Bakers Footwear Group, Inc.
Full Name of Registrant

______________________________
Former Name if Applicable

2815 Scott Avenue
Address of Principal Executive Office (Street and Number)

St. Louis, Missouri  63103
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously reported, there have been significant changes in Bakers Footwear Group, Inc.’s (the “Company”) senior management that have occurred since its last quarterly report on Form 10-Q, including a significant reduction in staffing. As reported in the Form 8-K filed August 27, 2012, the Company has undertaken a broad series of actions designed to restructure the Company’s business as a result of the Company’s recent liquidity situation, including actions in connection with the Company’s lending arrangements.

In light of multiple demands, the Company’s senior management has not completed its financial analysis of the restructuring and the Company has been unable to complete all of the steps necessary to file its Form 10-Q for the fiscal quarter ended July 28, 2012 on a timely basis without unreasonable effort and expense. The Company intends to file the Form 10-Q later in September 2012, or as soon as reasonably practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles R. Daniel, III                                                           314                                               621-0699
                             (Name)                                                      (Area Code)                                           (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No □

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes __X__ No  ____

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results for the second quarter of 2012 are expected to be down materially from the second quarter of 2011.  During the second quarter of 2012, our net sales decreased 11.4% compared to the second quarter of 2011. Comparable store sales in the second quarter of 2012 decreased 7.5%, compared to an increase of 4.7% in the second quarter of last year. Gross profit percentage decreased to 22.0% of sales in the second quarter of 2012 compared to 29.3% in the second quarter of 2011.  As previously reported on Form 8-K, we began the process of terminating our license agreement with Halston and have accrued a $2.0 million liability representing the present value of the termination payments.  We also recognized a non-cash impairment charge of approximately $1.4 million in the second quarter related to certain underperforming stores.

The Company also expects to recognize material charges relating to its restructuring activities as described in its Form 8-K filing on August 27, 2012.  Charges are expected to be accrued primarily in the third quarter of fiscal 2012 through the second quarter of fiscal 2013. The Company is currently unable to quantify these costs.

As previously disclosed, the Company recent losses have had a significant negative impact on the Company’s financial position and liquidity. As of July 28, 2012, the Company had accounts payable of $24.4 million, compared to $19.1 million at the end of the second quarter of 2011.  As of July 28, 2012, the Company had an outstanding balance on its credit facility of $12.9 million, compared to $10.2 million in the prior year.  In addition, the Company had negative borrowing capacity under the revolving credit facility of $1.0 million at the end of the quarter. At the end of the second quarter of fiscal year 2012 our inventory was 22.9% lower than at the end of the second quarter of fiscal year 2011. Lower than planned sales have placed increased pressure on the Company’s liquidity position. As previously disclosed, the Company recently entered into a forbearance agreement with its senior lender in respect of continuing defaults under its credit agreement.  Please see the Form 8-K filed today for more information on the forbearance agreement.

The Company can give no assurance that it will comply with the forbearance agreement, or that it will successfully negotiate any further extension, or as to the terms and conditions thereof, if any. If the Company does not comply with the forbearance agreement, or continue to meet its senior lender’s conditions, or otherwise satisfy the lender, such lender may accelerate the Company’s indebtedness, or it may be automatically accelerated, and/or the lender may foreclose on its assets. If such acceleration occurred, the Company currently has insufficient cash to pay the amounts owed and would be forced to seek emergency alternative financing in order to continue to operate.  Even if the Company continues to receive funding from its lender, the Company will continue to face a heightened risk of action in respect of prior defaults under the facility, or future defaults, until it is able to successfully negotiate an amendment and waiver agreement with the lender.

This Form 12b-25 contains forward-looking statements (within the meaning of Section 27(A) of the Securities Act of 1933 and Section 21(E) of the Securities Exchange Act of 1934) and expectations regarding the Company’s future performance. The Company has no duty to update such statements. Actual future events and circumstances could differ materially from the statements and the events and circumstances set forth in this Current Report due to various factors.

These factors include, among other things, the preliminary nature of estimates of the costs and benefits of the Company’s various restructuring activities, the Company’s ability to effect its restructuring plans, the Company’s ability to comply with a forbearance agreement and its senior lender’s commitment to continue making advances, the continuing commitment of the Company’s landlords and vendors, including delivery of inventory, the consent of the Company’s landlords to transfer or terminate leases relating to the affected stores, the inability to satisfy debt covenants, material declines in sales trends and liquidity, material changes in capital market conditions or in the Company’s business, prospects, results of operations or financial condition, and other risks and uncertainties, including those detailed in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, including those discussed in “Risk Factors,” in “Management’s Discussion and Analysis of Financial Position and Results of Operations” and in Note 2 to the Company’s financial statements, and in the Company’s other filings with the Securities and Exchange Commission.

Bakers Footwear Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 12, 2012	By:	/s/ Charles R. Daniel, III
Charles R. Daniel, III Executive Vice President and Chief Financial Officer, Controller, Treasurer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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